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 FORM 3
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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f)
                     of the Investment Company Act of 1940


------------------------------------------------------------------------------------------------------------------------------------
|1. Name and Address of Reporting Person(*)|2. Date of Event Requiring |4. Issuer Name and Ticker or Trading Symbol                |
|                                          |   Statement               |                                                           |
|   Berrard      Steven         R.(1)      |   (Month/Day/Year)        |                                                           |
|------------------------------------------|                           |   ITC Learning Corporation ("ITCC")                       |
|    (Last)     (First)     (Middle)       |                           |-----------------------------------------------------------|
|                                          |    12/31/1999             |5. Relationship of Reporting     | 6. If Amendment, Date   |
|   One Financial Plaza, Suite 1100        |---------------------------|   Person to Issuer              |    of Original          |
|------------------------------------------|3. IRS Identification      |   (Check all applicable)        |    (Month/Day/Year)     |
|               (Street)                   |   Number of Reporting     |                                 |                         |
|                                          |   Person, if an Entity    |[ ] Director   [X] 10% Owner     |                         |
|                                          |   (Voluntary)             |                                 |                         |
|                                          |                           |[ ] Officer    [ ] Other (specify|          --             |
|                                          |                           |    (give                below)  |-------------------------|
|                                          |           --              |    title below)                 | 7. Individual or Joint/ |
|   Fort Lauderdale    FL         33394    |                           |                                 |    Group Filing (Check  |
|--------------------------------------------------------------------------------------------------------|    applicable line)     |
|        (City)      (State)      (Zip)                                                                  |                         |
|                                                                                                        |    [ ] Form Filed by    |
|                                                                                                        |        One Reporting    |
|                                                                                                        |        Person           |
|                                                                                                        |    [X] Form Filed by    |
|                                                                                                        |        More than One    |
|                                                                                                        |        Reporting Person |
|----------------------------------------------------------------------------------------------------------------------------------|
|                                    TABLE 1 -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED                                       |
|----------------------------------------------------------------------------------------------------------------------------------|
|1. Title of Security                    |    2. Amount of Securities   |     3. Ownership Form:    |    4. Nature of Indirect     |
|   (Instr. 4)                           |       Beneficially Owned     |        Direct (D) or      |       Beneficial             |
|                                        |       (Instr. 4)             |        Indirect (I)       |       Ownership (Instr. 4)   |
|                                        |                              |        (Instr. 5)         |                              |
|----------------------------------------|------------------------------|---------------------------|------------------------------|
|   Common Stock                         |       195,000                |           (D)(2)          |             --               |
|----------------------------------------|------------------------------|---------------------------|------------------------------|
|                                        |                              |                           |                              |
|----------------------------------------|------------------------------|---------------------------|------------------------------|
|                                        |                              |                           |                              |
|----------------------------------------|------------------------------|---------------------------|------------------------------|
|                                        |                              |                           |                              |
|----------------------------------------|------------------------------|---------------------------|------------------------------|
|                                        |                              |                           |                              |
|----------------------------------------|------------------------------|---------------------------|------------------------------|
|                                        |                              |                           |                              |
|----------------------------------------|------------------------------|---------------------------|------------------------------|
|                                        |                              |                           |                              |
|----------------------------------------|------------------------------|---------------------------|------------------------------|
|                                        |                              |                           |                              |
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

(*) If the form is filed by more than one Reporting Person, see Instruction
    5(b)(v).
    Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
                            (Print or Type Responses)


FORM 3 (CONTINUED)               TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED
                            (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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| 1. Title of Derivative Security |2. Date             |3. Title and Amount of    |4. Conver-  | 5. Owner-   |6. Nature of Indirect|
|    (Instr. 4)                   |   Exercisable and  |   Securities Underlying  |   sion or  |    ship     |   Beneficial Owner- |
|                                 |   Expiration Date  |   Derivative Securities  |   Exercise |    Form of  |   ship (Instr. 5)   |
|                                 |   (Month/Day/Year )|   (Instr. 4)             |   Price of |    Deriva-  |                     |
|                                 |                    |                          |   Deriva-  |    tive     |                     |
|                                 |                    |                          |   tive     |    Security:|                     |
|                                 |                    |                          |   Security |    Direct   |                     |
|                                 |--------------------|--------------------------|            |    (D) or   |                     |
|                                 |  Date    | Expira- |              | Amount or |            |    Indirect |                     |
|                                 |  Exercis-| tion    |    Title     | Number of |            |    (I)      |                     |
|                                 |  able    | Date    |              |  Shares   |            |    (Instr.  |                     |
|                                 |          |         |              |           |            |    5)       |                     |
|---------------------------------|----------|---------|--------------|-----------|------------|-------------|---------------------|
|5.5% Convertible Debenture due   |          |         |              |           |            |             |                     |
|October 31, 2000                 |  2/28/00 | 10/31/00| Common Stock | 500,000   | $2.00/sh.  |     (I)(3)  |         (4)         |
|---------------------------------|----------|---------|--------------|-----------|------------|-------------|---------------------|
|Warrant (right to buy)           |  2/28/00 | 10/31/00| Common Stock | 291,500   | $2.00/sh.  |     (I)(3)  |         (4)         |
|---------------------------------|----------|---------|--------------|-----------|------------|-------------|---------------------|
|9.5% Convertible Debenture due   |          |         |              |           |            |             |                     |
|January 1, 2001                  |  immed.  |  1/01/01| Common Stock | 480,000(5)|    (5)     |     (I)(3)  |         (4)         |
|---------------------------------|----------|---------|--------------|-----------|------------|-------------|---------------------|
|Warrant (right to buy)           |  immed.  | 12/31/02| Common Stock | 349,800(6)|    (6)     |     (I)(3)  |         (4)         |
|---------------------------------|----------|---------|--------------|-----------|------------|-------------|---------------------|
|                                 |          |         |              |           |            |             |                     |
|---------------------------------|----------|---------|--------------|-----------|------------|-------------|---------------------|
|                                 |          |         |              |           |            |             |                     |
|---------------------------------|----------|---------|--------------|-----------|------------|-------------|---------------------|
|                                 |          |         |              |           |            |             |                     |
|---------------------------------|----------|---------|--------------|-----------|------------|-------------|---------------------|
|                                 |          |         |              |           |            |             |                     |
|---------------------------------|----------|---------|--------------|-----------|------------|-------------|---------------------|
|                                 |          |         |              |           |            |             |                     |
|---------------------------------|----------|---------|--------------|-----------|------------|-------------|---------------------|
|                                 |          |         |              |           |            |             |                     |
|---------------------------------|----------|---------|--------------|-----------|------------|-------------|---------------------|
|                                 |          |         |              |           |            |             |                     |
|---------------------------------|----------|---------|--------------|-----------|------------|-------------|---------------------|
|                                 |          |         |              |           |            |             |                     |
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Explanation of Responses:

-------------------------
(1) This Form 3 is also deemed to be filed by New River Capital Partners, L.P.,
    B&B Management Partners, L.P. and SRB Investments, Inc. Except where otherwise    /s/ Steven R. Berrard(7)             1/10/2000
    indicated herein, the information provided is identical for each reporting        -----------------------------------  ---------
    person except that the address of SRB Investments, Inc. is 502 East John          Signature of Reporting Person (8)       Date
    Street, Carson City, Nevada 89706.
(2) These shares of Common Stock are beneficially owned only by Mr. Berrard and not by any of the other reporting persons.
(3) Mr. Berrard disclaims beneficial ownership of these derivative securities except to the extent of any pecuniary interest.
(4) New River Capital Partners, L.P., which Mr. Berrard controls through other entities, is the direct beneficial owner of these derivative securities and SRB Investments, Inc. and B&B Management Partners, L.P. are indirect beneficial owners of these derivative securities.
(5) This Debenture is immediately convertible at a price per share equal to the lower of $2.50 per share or the Issuer's net book value per share as of
    December 31, 1999. Subject to Nasdaq or shareholder approval, this debenture may be converted into 685,714 shares of Common Stock at a conversion price of
    $1.75 per share.
(6) This Warrant is immediately exercisable at a price per share equal to the lower of $2.50 per share or the Issuer's net book value per share as of
    December 31, 1999. If Nasdaq or shareholder approval of a $1.75 per share exercise price is not obtained by May 15, 2000, then this Warrant will be exercisable for 1,049,400 shares of Common Stock instead of 349,800 shares.
(7) Mr. Berrard is signing this Form 3 individually and in his capacity as the sole shareholder and an authorized officer of SRB Investments, Inc., which is the managing general partner of B&B Management Partners, L.P.
    which is the sole general partner of New River Capital Partners, L.P.
(8) Intentional misstatements or omissions of facts constitute Federal Criminal
    Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note. File three copies of this form, one of which must be manually signed.
   If space provided is insufficient, see Instruction 6 for procedure.

                                                     (Print or Type Responses)                                             Page 2
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